Michael Kaplan +1 212 450 4111 Michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

July 9, 2021

Re:	Bausch + Lomb Corporation

Draft Registration Statement on Form S-1

Submitted May 27, 2021

CIK No. 0001860742

CONFIDENTIAL

Mr. David Gessert

Mr. Tim Buchmiller

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E., Room 4415

Washington, DC 20549-4631

Dear Messrs. Gessert and Buchmiller:

On behalf of our client, Bausch + Lomb Corporation, a company incorporated under the Canada Business Corporations Act (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (CIK No. 0001860742, the “Registration Statement”) contained in the Staff’s letter dated June 24, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amended DRS (including exhibits) and three marked copies of the Amended DRS showing the changes to the Registration Statement confidentially submitted on May 27, 2021.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	2	July 9, 2021

Draft Registration Statement on Form S-1

Prospectus Summary

Vision Care—Product Portfolio, page 10

1.

We note your disclosure in this section that you estimate that you have the number one position in certain key markets by sales, such as China, and developing markets, such as Thailand and India. Please also indicate your market position in North America.

Response:	We have revised the disclosure on pages 10 and 129 of the Amended DRS to include the Company’s estimated market position in North America.

Ophthalmic Pharmaceutical Product Pipeline, page 13

2.

We note you have exclusive licenses from Clearside Biomedical, Inc. and Novaliq GmbH. Please tell us if these agreements are material to you and, if so, provide them as exhibits to your registration statement.

Response:

The Company does not consider either of these license agreements as material to the Company within the meaning of Item 601(b)(10) of Regulation S-K. We note that these agreements are of a type that ordinarily accompany the kind of business operated by the Company, in which case the rules require the agreements to be filed only if they fit within one of four specified categories. The only potentially relevant categories are in Item 601(b)(10)(ii)(B) and (C). With regard to Item 601(b)(10)(ii)(B), we note the Company is not substantially dependent upon these contracts. In particular, both of these licenses are for rights to products that are still in the development phase and/or have not yet received regulatory approval in the countries in which we have rights and, therefore, there are no current sales or revenues associated with these products. In addition, should these products be approved in the United States and Canada (the only countries in which we have rights to these products), based on the Company’s current forecasts, it is not anticipated that either product will constitute more than 20% of the Company’s consolidated revenues going forward. With respect to Item 601(b)(10)(ii)(C), the consideration under these contracts is well under 15% of the Company’s fixed assets. Accordingly, we have not included them as exhibits to the Registration Statement.

Cautionary Statements Concerning Forward Looking Statements, page 66

3.

Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of the 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either delete any reference to the Private Securities Litigation Reform Act, or make clear each time you refer to the Private Securities Litigation Reform Act that the safe harbor does not apply to initial public offerings.

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	3	July 9, 2021

Response:	We have revised the disclosure on page 66 of the Amended DRS to remove references to the Private Securities Litigation Reform Act.

The Separation and the Distribution

The Separation, page 75

4.	Please expand the first bullet to disclose the amount, or expected amount, of the promissory note payable to BHC and explain how the amount of the BHC Purchase Debt will be determined.

Response:

We have revised the disclosure on page 75 of the Amended DRS to explain that the amount of the BHC Purchase Debt is intended to equal the amount of debt raised by the Company in connection with the Separation. The Company expects to determine and disclose this amount in an amendment to the Registration Statement prior to the commencement of the offering.

Business, page 121

5.

You state that you have not independently verified data from publicly available information or industry analyses set forth in your prospectus and state that you cannot guarantee their accuracy or completeness. Please note that you are responsible for the entire contents of the registration statement. As these statements may imply inappropriate disclaimers of responsibility with respect to third-party information, please delete these statements or revise to specifically state that you are liable for such information.

Response:	We have revised the disclosure in the Amended DRS, including on page 121, to eliminate statements that could imply disclaimers of responsibility for information included in the Registration Statement.

Legal Proceedings, page 147

6.	If applicable under Regulation S-K Item 103, for each of the proceedings disclosed under Note 18 to your financial statements, please disclose the amount of the relief sought.

Response:

We respectfully advise the Staff that the quantum of monetary relief sought in the Doctors Allergy Formula lawsuit is already included in the disclosure on page F-48 of the Amended DRS. For the remaining matters disclosed in Note 18 to the financial statements (other than the Drynan claim noted below), the quantum of monetary relief sought has not yet been specified in the claims (such is the case with the various Shower to Shower matters brought against Bausch Health and the PreserVision AREDS patent litigation brought by Bausch Health) and the Company is unable to estimate the amount of loss, or range of loss, if any, that may result from these proceedings.

Plaintiffs in the Drynan class action relating to our Cold-FX product in Canada have specified an amount of monetary relief sought, but the Company believes their damages claims are highly inflated. Based on the Company’s evaluation, which included consultation with counsel, it determined that any

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	4	July 9, 2021

adverse judgment or settlement is highly unlikely to approach the amounts sought by plaintiffs or to exceed 10% of the Company’s current assets. The Company believes that requiring the disclosure of unreasonable amounts claimed by a plaintiff, particularly at the early stages of a legal proceeding, could present a misleading picture of the Company’s litigation exposure and distract investors’ attention from claims that may be more important, but which don’t quantify an amount of relief sought or where the amount sought is lower. We respectfully advise the Staff that we do not believe that the intention of the rule is to require disclosure of any legal proceeding where a plaintiff’s inflated claim exceeds 10% of current assets.

Given the early stage of the proceedings, the Company is unable to estimate the amount of loss, if any, that is reasonably possible from the Drynan class action. Based on the Company’s assessment of the merits, however, it believes that the risk of any such loss approaching or exceeding 10% of the Company’s current assets is highly remote. Notwithstanding this conclusion, the Company determined that disclosure of the legal proceeding was appropriate and useful to investors, but does not believe disclosure of the amount sought by plaintiffs would be meaningful, as discussed above. We also respectfully advise the Staff that neither Item 103 nor the Staff’s guidance thereon specifies the nature and extent of the disclosure required with respect to “the relief sought,” which we believe is commonly interpreted to mean a description of the nature of the relief requested. The Company respectfully submits that its summary of the relief sought in Note 18 to the financial statements is sufficient and appropriate in the circumstances and allows investors to focus on the information that the Company believes is important to an understanding of its business and associated risks.

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	5	July 9, 2021

Management

Directors and Executive Officers, page 148

7.

We note your disclosure on page 149 that upon completion of this offering, your board of directors will consist of eight members. Please expand your disclosure to identify the individuals who will be nominated or chosen to become directors or advise.

Response:

The Company advises that to date it has appointed one director and nominated two additional directors to the Company’s Board and is continuing its search for others. Accordingly, we have made appropriate revisions to the “Management” section of the Amended DRS to add the required information about the Company’s directors and director nominees and intend to make further revisions in a subsequent amendment to the Registration Statement upon the appointment or nomination of additional directors.

Director Independence, page 149

8.

We note that you have or will enter into an employment agreement with one or more of your current directors. Please file any employment agreement you have with your named executive officers and directors as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K for guidance.

Response:

Joseph Papa, the Company’s Chief Executive Officer, is expected to be the Company’s only director with an employment agreement, and the Company expects that each named executive officer will also be party to an employment agreement. We have included a reference to Mr. Papa’s employment agreement in the Exhibit Index on page II-3 of the Amended DRS and will include the agreement and employment agreements with the Company’s other named executive officers as exhibits to a subsequent amendment to the Registration Statement.

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page F-15

9.	Regarding your product sales, please specify the point in time when the customer obtains control and revenue is recognized, for example, when product is shipped or delivered.

Response:

The Company recognizes revenue for product sales at the point in time when the customer obtains control of the products in accordance with contracted delivery terms, which is generally upon shipment or customer receipt. Contracted delivery terms vary by customer and geography. In the United States, control is generally transferred to the customer upon receipt.

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	6	July 9, 2021

We have revised Note 2 (Significant Accounting Policies – Revenue Recognition) to the financial statements on page F-16 of the Amended DRS to disclose the timing of revenue recognition.

10.

We note sales in your surgical segment includes intraocular lenses and delivery systems, phacoemulsification equipment and other surgical instruments and devices, please disclose at what point in time revenues are recognized separately addressing each product type (i.e. instruments, delivery systems and equipment, etc.). In this regard, please describe any contractual commitments to purchase consumables and instrument tools when they are required to utilize your medical devise equipment, describe whether they are multiple-elements in the same transaction or contract and explain when you recognize revenue for each of the promised goods in your customer agreements.

Response:

Revenue from sales of surgical equipment and related software is generally recognized upon delivery and installation of the equipment. Intraocular lenses and delivery systems, disposable surgical packs and other surgical instruments are distinct from the surgical equipment and may be sold together with the surgical equipment pursuant to a single contract or on a standalone basis. Revenue from the sale of delivery systems, disposable surgical packs and other surgical instruments is recognized in accordance with the contracted delivery terms, generally upon shipment or customer receipt. Intraocular lenses are sold primarily on a consignment basis and revenue is recognized upon notification of use, which typically occurs when a replacement order is placed.

An arrangement that includes the sale of surgical equipment and other products and services may or may not include contractual purchase commitments for the surgical consumables. For arrangements that include such purchase commitments, the transaction price is allocated to each performance obligation based on the relative standalone sales price and revenue is recognized upon satisfaction of each performance obligation. Arrangements that do not contain a contractual purchase commitment for surgical consumables are considered to include an option to purchase additional goods and services and such option does not represent a material right (and therefore has no attributable value), as in such instances the Company does not offer the surgical consumables at a discount.

We have revised Note 2 (Significant Accounting Policies – Revenue Recognition) to the financial statements on page F-16 of the Amended DRS to include information to the effect of the above.

Note 4. Licensing Agreements and Assets Held for Sale

Option to Purchase All Ophthalmology Assets of Allegro Ophthalmics LLC , page F-27

11.

Please quantify the aggregate additional payment to acquire all the ophthalmology assets of Allegro that will be due if the option is exercised and describe the structure of those payments. In addition, please provide disclosure regarding significant terms and conditions, such as termination provisions, etc. under this agreement. Also, please file the option agreement with Allegro or tell us why you believe such filing is not required.

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	7	July 9, 2021

Response:

We respectfully advise the Staff that subsequent to the initial submission of the Registration Statement, the option agreement with Allegro terminated in accordance with its terms and, as a result, the Company no longer has an option to acquire the ophthalmology asses of Allegro. Accordingly, we have revised or removed, as and where appropriate, references in the Amended DRS to the option agreement with Allegro and have not filed the option agreement as an exhibit thereto. The Company respectfully advises the Staff that it will revise the relevant disclosure in Note 4 to its financial statements in its next amendment to the Registration Statement (in which the Company expects to include updated financial statements), as follows:

“On September 21, 2020, the Business announced that it had entered into an agreement to acquire an option to purchase all of the ophthalmology assets of Allegro Ophthalmics, LLC (“Allegro”) (the “Option”), a privately held biopharmaceutical company focused on the development of therapies that regulate integrin functions for the treatment of ocular diseases. Among the assets to be acquired if the Option were exercised, was the worldwide rights to risuteganib (Luminate®), Allegro’s lead investigational compound in retina, which is believed to simultaneously act on the angiogenic, inflammatory and mitochondrial metabolic pathways implicated in diseases such as intermediate dry Age-related Macular Degeneration (“AMD”). During 2020, the Business made and expensed as acquired IPR&D included in Other expense, net, an initial upfront payment of $10 million to acquire the Option. However, on June 23, 2021, Allegro notified the Business that it did not raise the additional funding required under the option agreement. Pursuant to the terms of the option agreement, the Option thereby terminated, and the Business has exercised its right to convert the $10 million upfront payment into an approximately 3.5% equity interest in Allegro. The Business expects that it will make no additional payments pursuant to this option agreement.”

Signatures, page II-42

12.	Please include signature lines where at least a majority of your board of directors will sign the registration statement or, if you have done so, indicate who is signing in such capacity.

Response:

We have revised the signature page in the Amended DRS to indicate that Mr. Papa will sign in his capacity as chief executive officer and director of the Company. We have also revised the Exhibit Index to reflect consents for the Company’s director nominees and will identify additional director signatories in a subsequent amendment to the Registration Statement, once these directors are appointed.

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	8	July 9, 2021

General

13.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B under the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response:

We respectfully advise the Staff that the Company has not yet presented any written communications to potential investors in reliance on Rule 163B and have not yet prepared any such written communications. To the extent that the Company prepares such written communications in the future, we will provide supplemental copies to the Staff.

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com or Marcel Fausten at (212) 450-4389, (212) 701-5389 (fax) or marcel.fausten@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,
/s/ Michael Kaplan Michael Kaplan

cc:	Via E-mail

Joseph C. Papa, Chief Executive Officer of the Company

Sam Eldessouky, Chief Financial Officer of the Company

Christina Ackermann, General Counsel of Bausch Health Companies Inc.

Marcel Fausten, Davis Polk & Wardwell LLP